Filed Pursuant to Rule 433

Registration No: 333-134553

Final Terms and Conditions, August 13, 2008	Telephone: +1 212 528 1009

100% Principal Protected Lehman
Crude Oil-Linked Dual Participation Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A2/A/A+)(1)
Issue Size:	$1,100,000 (increasing the total offering size to $1,700,000)
CUSIP:	5252M0GX9
Upsize Trade Date:	August 13, 2008
Original Trade Date:	August 8, 2008
Issue Date:	August 22, 2008
Valuation Date:

August 15, 2011, or if such date is not an Exchange Business Day, the immediately preceding Exchange Business Day; provided that, upon the occurrence of a Change in Law Redemption Event (as described in “Change in Law Redemption Event” below) or the occurrence of a Disruption Event, the Valuation Date may be adjusted (as described in “Disruption Events” below).

Maturity Date:

August 22, 2011, or if such date is not a Business Day, the immediately succeeding Business Day, subject to the occurrence of a Change in Law Redemption Event (as described in “Change in Law Redemption Event” below).

Observation Period:	From and including the Original Trade Date to and including the Valuation Date.
Issue Price:	100.0%
Crude Oil:	Light sweet crude oil
Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

(1) Lehman Brothers Holdings Inc. is rated A2 by Moody’s, A by Standard & Poor’s and A+ by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Supplemental	A single U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:
Redemption Amount:
	($1,000 x Participation Rate x Crude Oil Return)	If Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%

	($1,000 x Participation Rate x [–1 x Crude Oil Return])	If Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%

($1,000 x Partial Participation Rate x Crude Oil Return)

If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is greater than or equal to 0.000%

($1,000 x Partial Participation Rate x [–1 x Crude Oil Return])

If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period and the Crude Oil Return is less than 0.000%

Participation Rate:	150%
Partial Participation Rate:	40%
Crude OilREF:	For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.
Crude Oil Range:	Lower Barrier	Upper Barrier
	$57.60	$172.80
	(Equal to the Crude Oil Strike * 50%)	(Equal to the Crude Oil Strike * 150%)
Crude Oil Strike:	$ 115.20 (equal to the Crude Oil Price on the Original Trade Date)
Final Crude Oil Price	The Crude Oil Price on the Valuation Date.

Crude Oil Return:	Final Crude Oil Price – Crude Oil Strike
Crude Oil Strike
expressed as a percentage (rounded to three decimal places):
Crude Oil Contract:	The first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.
Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Relevant Exchange

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in the sole discretion of the Calculation Agent, would have an adverse affect upon, or otherwise require the Issuer or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which the Issuer or its affiliates have hedged the commodity exposure under the notes, the Issuer may, but is not obligated to, redeem the notes in whole (but not in part) in accordance with the provisions set forth below.  For purposes of the above, “Change in Law” means the adoption of, or change in, any applicable law, rule or regulation, or the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule or regulation, occurring after the Original Trade Date.

If the Issuer elects to redeem the notes following the occurrence of a Change in Law, the Valuation Date will be deemed to be the first Exchange Business Day on which such Change in Law occurred, as determined in the sole discretion of the Calculation Agent, acting in good faith, and the notes will be redeemed on the fifth Business Day following the Valuation Date so adjusted (the “Change in Law Redemption Date”)at a Redemption Amount determined in accordance with Redemption Amount as defined above; provided that, in calculating the Supplemental Redemption Amount for the Redemption Amount, the Calculation Agent shall determine the Final Crude Oil Price on the adjusted Valuation Date in its sole and absolute discretion, taking into account the latest available quotation for Crude Oil and any other information that in good faith it deems relevant.  All amounts that may otherwise be payable following such Change in Law Redemption Date shall cease to be payable.  As promptly as possible and in no event later than the Business Day immediately following the adjusted Valuation Date, the Issuer will provide written notice of the Change in Law Redemption Event to DTC.

Disruption Events:

If a Disruption Event is in effect on any day during the Observation Period, to but excluding the earlier of (a) the Valuation Date and (b) any Exchange Business Day during the Observation Period where Crude OilREF trades outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier), and for so long as such Disruption Event is continuing, the Calculation Agent will determine the Crude OilREF on such day in its sole and absolute discretion taking into account the latest available quotation for the Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (A), (B) or (C) below has occurred and is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Crude Oil Price on the immediately succeeding Exchange Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Exchange Business Days following the scheduled Valuation Date, then (a) that third scheduled Exchange Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Final Crude Oil Price on such day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) is in effect on the scheduled Valuation Date, the Calculation Agent will determine the Final Crude Oil Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
	(A)	the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;
(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

	(C)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);
	(D)	the occurrence since the Original Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or
	(E)	the occurrence since the Original Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.
For the purpose of determining whether a Disruption Event has occurred:
(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)

a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

	(3)	a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.
Exchange Business Day:

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days:	New York
Underwriter:	Lehman Brothers Inc.
Calculation Agent:	Lehman Brothers Commodity Services Inc.
Denomination:	$1,000 and integral multiples of $1,000
Issue Type:	US MTN

Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer

	Per note	$1,000	$20.00	$980.00
	Total	$1,100,000	$22,000	$1,078,000

	(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions of $20.00 per $1,000 principal amount, or 2.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

	(3)

The notes will be issued in an aggregate principal amount of $1,100,000 and will form a single tranche with the $600,000 aggregate principal amount of Medium-Term Notes, Series I, due August 22, 2011 that Lehman Brothers Holdings will issue on August 22, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $1,700,000.

 Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement. In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The notes do not bear interest, and your return on the notes will   depend solely on the trading price of Crude Oil during the Observation Period and the Crude Oil Return on the Valuation Date (which in turn depends on the Final Crude Oil Price).  If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period, the Supplemental Redemption Amount will equal the product of the absolute value of the Crude Oil Return and the Partial Participation Rate, and you will not participate fully in any possible increase or decrease of the Oil Price on the Valuation Date relative to the Oil Strike.  Furthermore, irrespective of whether Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period, if the Crude Oil Return is equal to 0.000% on the Valuation Date, you will receive at maturity only the repayment of your principal amount, with no additional return.

Because the notes are linked solely to the Crude Oil Contract, an investment in the notes will be less diversified than other notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in Crude Oil.  The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the Crude Oil Price and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes prior to the Maturity Date, you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lehman Brothers Holdings Inc. may redeem the notes upon the occurrence of a Change in Law Redemption Event

Lehman Brothers Holdings Inc. has the right, to redeem or “call” all of your notes without your consent upon the occurrence of a Change in Law (as defined under “Change in Law Redemption Event” above) that, in the sole discretion of the Calculation

Agent, would have an adverse affect upon, or otherwise require Lehman Brothers Holdings Inc. or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which Lehman Brothers Holdings Inc. or its affiliates have hedged the commodity exposure under the notes.  This does not mean that you have any right to require Lehman Brothers Holdings Inc. to repay your notes prior to maturity.

The Crude Oil Contract is subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could negatively affect the Crude Oil Price.  For example, the United States House of Representatives and the United States Senate are currently considering legislation (the Commodity Markets Transparency and Accountability Act of 2008 and the Stop Excessive Energy Speculation Act of 2008, respectively) intended to decrease speculation and increase transparency in the commodity markets.  If enacted the legislation would, among other things, require the Commodity Futures Trading Commission (“CFTC”) to adopt rules establishing position limits on positions that are not established pursuant to “bona fide” or “legitimate” hedging as defined in the proposed legislation.

If such restrictions are imposed on market participants, Lehman Brothers Holdings Inc. (or its affiliates) may be unable to effect transactions necessary to hedge its obligations under the notes, in which case Lehman Brothers Holdings Inc. will have the right, but not the obligation, to redeem your notes on the applicable Change in Law Redemption Date and pay you a Redemption Amount determined by the Calculation Agent in the manner described in “Change in Law Redemption Event” above.     If Lehman Brothers Holdings Inc. exercises its right to redeem the notes upon the occurrence of a Change in Law Redemption Event, the Supplemental Redemption Amount (and related Redemption Amount) you receive, if any, may be less than the Supplemental Redemption Amount (and related Redemption Amount) you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Change in Law Redemption Date in a comparable investment.  Lehman Brothers Holding Inc.’s right to redeem the notes upon the occurrence of a Change in Law may also adversely impact your ability to sell your notes, and/or the price at which you may be able to sell your notes, following the occurrence of such Change in Law.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the  CFTC as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN Prospectus Supplement.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the notes would be an annual rate of approximately 7.56%, compounded semi-annually.  Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until the notes are issued.

You can obtain the comparable yield and projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Lehman Brothers

70 Hudson Street

Attn: OID Inquiry 10th Floor

Jersey City, NJ 07302-4585

201-499-9978

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, non-oxygenated gasoline, heating oil and natural gas, and is the largest exchange in North America for the trading of platinum group metals contracts. NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform.

The Crude Oil Contract

The Redemption Amount payable on the Maturity Date will be determined by reference to the official settlement price on the Valuation Date of the Crude Oil Contract traded on NYMEX.  Lehman Brothers Holdings Inc. has derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Price is displayed on Bloomberg under symbol “CL1” and on Reuters under symbol “0#CL”.

The Crude Oil Price is the U.S. dollar cash buyer settlement price (per barrel, in the case of Crude Oil and per gallon in the case of Heating Oil) of the “first nearby month” contract traded on NYMEX.  The “first nearby month” contract is, at any given time, the contract next scheduled for settlement.  For example, in August 2008, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the September 2008 futures contract, which is the contract for delivery of the commodity in September 2008.  After the contract terminates trading in that month, the first nearby contract will be the October 2008 futures contract, which is the contract for delivery of the commodity in October 2008.

The Crude Oil contract trades on NYMEX in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. Trading in the Crude Oil contract terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month (or if the 25th calendar day of the month is a non-business day, on the third business day prior to the business day preceding the 25th calendar day).

Historical Prices

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from August 8, 2003 through August 8, 2008, using historical data obtained from Bloomberg Financial Services; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, the Final Crude Oil Price or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether the Crude Oil Return will be greater or less than zero and, consequently, the Redemption Amount payable at maturity.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Redemption Amount payable on the Maturity Date will be determined by the Crude Oil Return, which is dependent on the Final Crude Oil Price.  If Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus $1,000 times the Participation Rate times the absolute value of the Crude Oil Return.  If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the Observation Period, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus $1,000 times the Partial Participation Rate times the absolute value of the Crude Oil Return.

The table and examples below illustrate the hypothetical Supplemental Redemption Amount at maturity per $1,000 principal amount of notes, based on hypothetical Final Crude Oil Prices (which will be determined on the Valuation Date) and the consequent range for the Crude Oil Return from +70.0% to -70.0% (i.e., from 70% appreciation to 70% depreciation in the Final Crude Oil Price relative to the Crude Oil Strike).  The table and examples below are based on hypothetical values for Crude OilREF during the hypothetical Observation Period, as well as the Lower Barrier of $57.60, an Upper Barrier of $172.80 and the Crude Oil Strike of $115.20 (each of which was determined on the Original Trade Date).  The following results are based solely on the hypothetical examples cited; the Final Crude Oil Prices and associated Crude Oil Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Low / High Crude OILREF during the Observation Period	Final Crude Oil Price	Crude Oil Return	Was Crude OILREF strictly within the Crude Oil Range during the Observation Period?	Supplemental Redemption Amount		Principal		Redemption Amount

$100.00 / $220.00	$195.84	70%	No	$280.00	+	$1,000.00	=	$1,280.00

$110.00 / $200.00	$184.32	60%	No	$240.00	+	$1,000.00	=	$1,240.00

$95.00 / $195.00	$172.80	50%	No	$200.00	+	$1,000.00	=	$1,200.00

$105.00 / $170.00	$161.28	40%	Yes	$600.00	+	$1,000.00	=	$1,600.00

$85.00 / $160.00	$149.76	30%	Yes	$450.00	+	$1,000.00	=	$1,450.00

$45.00 / $145.00	$138.24	20%	No	$80.00	+	$1,000.00	=	$1,080.00

$65.00 / $160.00	$126.72	10%	Yes	$150.00	+	$1,000.00	=	$1,150.00

$65.00 / $125.00	$115.20	0%	Yes	$0.00	+	$1,000.00	=	$1,000.00

$45.00 / $145.00	$115.20	0%	No	$0.00	+	$1,000.00	=	$1,000.00

$80.00 / $170.00	$103.68	—10%	Yes	$150.00	+	$1,000.00	=	$1,150.00

$50.00 / $125.00	$92.16	—20%	No	$80.00	+	$1,000.00	=	$1,080.00

$45.00 / $190.00	$80.64	—30%	No	$120.00	+	$1,000.00	=	$1,120.00

$70.00 / $140.00	$69.12	—40%	Yes	$600.00	+	$1,000.00	=	$1,600.00

$50.00 / $170.00	$57.60	—50%	No	$200.00	+	$1,000.00	=	$1,200.00

$40.00 / $130.00	$46.08	—60%	No	$240.00	+	$1,000.00	=	$1,240.00

$30.00 / $140.00	$34.56	—70%	No	$280.00	+	$1,000.00	=	$1,280.00

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: During the Observation Period, Crude OilREF reached a high of $170.00 and a low of $80.00, remaining strictly within the Crude Oil Range.  On the Valuation Date, the Final Crude Oil Price of $144.00 was greater than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 25%.  Because Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $375.00 and the Redemption Amount payable at maturity is equal to $1,375.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (144.00 – 115.20)/ 115.20 = 25%

Supplemental Redemption Amount = ($1,000 x 150% x 25%) = $375

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $375 = $1,375

Example 2: During the Observation Period, Crude OilREF reached a high of $170.00 and a low of $70.00, remaining strictly within the Crude Oil Range.  On the Valuation Date, the Final Crude Price of $80.64 was less than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of –30%. Because Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $450.00 and the Redemption Amount payable at maturity is equal to $1,450.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (80.64 – 115.20)/ 115.20 = –30%

Supplemental Redemption Amount = ($1,000 x 150% x [–1 x –30%]) = $450

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $450 = $1,450

Example 3: During the Observation Period, Crude OilREF reached a high of $195.00 and a low of $95.00, exceeding the Upper Barrier.  On the Valuation Date, the Final Crude Oil Price of $161.28 was greater than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 40%.  Because Crude OilREF exceeded the Upper Barrier, the Supplemental Redemption Amount is equal to $160.00 and the Redemption Amount payable at maturity is equal to $1,160.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (161.28 – 115.20)/ 115.20 = 40%

Supplemental Redemption Amount = ($1,000 x 40% x 40%|) = $160

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $160 = $1,160

Example 4: During the Observation Period, Crude OilREF reached a high of $145.00 and a low of $45.00, falling below the Lower Barrier.  On the Valuation Date, the Final Crude Oil Price of $46.08 was less than the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of –60%.  Because Crude OilREF fell below the Lower Barrier, the Supplemental Redemption Amount is equal to $240.00 and the Redemption Amount payable at maturity is equal to $1,240.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (46.08 – 115.20)/ 115.20 = —60%

Supplemental Redemption Amount = ($1,000 x 40% x [–1 x –60%]) = $240

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $240 = $1,240

Example 5: During the Observation Period, Crude OilREF reached a high of $125.00 and a low of $65.00, remaining strictly within the Crude Oil Range.  On the Valuation Date, the Final Crude Oil Price of $115.20 was the same as the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 0%. Although Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $0.00 and the Redemption Amount payable at maturity is equal to $1,000.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (115.20 – 115.20)/ 115.20 = 0%

Supplemental Redemption Amount = ($1,000 x 150% x 0%]) = $0

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $0 = $1,000

Example 6: During the Observation Period, Crude OilREF reached a high of $145.00 and a low of $45.00, falling below the Lower Barrier.  On the Valuation Date, the Final Crude Oil Price of $115.20 was the same as the Crude Oil Strike of $115.20, resulting in a Crude Oil Return of 0%.  Because the Crude Oil Return was 0%, the Supplemental Redemption Amount is equal to $0.00 and the Redemption Amount payable at maturity is equal to $1,000.

The Crude Oil Return, Supplemental Redemption Amount and Redemption Amount are calculated as follows:

Crude Oil Return = (115.20 – 115.20)/ 115.20 = 0%

Supplemental Redemption Amount = ($1,000 x 40% x [–1 x 0%]) = $0

Redemption Amount = $1,000 + Supplemental Redemption Amount = $1,000 + $0 = $1,000